Mail Stop 4561

February 2, 2009

Mr. Michael J. Havala
Chief Financial Officer
First Industrial, L.P.
311 S. Wacker Drive
Suite 4000
Chicago, IL 60606

      Re: **First Industrial, L.P.**
              Form 10-K for fiscal year ended December 31, 2007
              Filed February 25, 2008
              Schedule 14A
              Filed April 10, 2008
              File No. 333-21873

Dear Mr. Havala:

      We have completed our review of the above referenced filings and have no further comments at this time.

                    Sincerely,

                    Linda van Doorn
                    Senior Assistant Chief Accountant